Exhibit 23.6

Consent of Independent Auditors

We consent to the use in this Registration Statement on Form S-4 (related to the proposed merger of VeraSun Energy Corporation and US BioEnergy Corporation) of VeraSun Energy Corporation of the following report:

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our report dated February 18, 2005, except for Notes 10 and 11, as to which the date is July 14, 2006, relating to our audit of the consolidated statements of operations, members’ equity and cash flows of United Bio Energy, LLC for the year ended December 31, 2004.

We also consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-4 of VeraSun Energy Corporation (related to the proposed merger of VeraSun Energy Corporation and US BioEnergy Corporation).

/s/ Kennedy and Coe, LLC

Wichita, Kansas

December 20, 2007